PATTON BOGGS LLP
2001 ROSS AVENUE, SUITE 3000
DALLAS, TEXAS 75201
214-758-1550
November 16 , 2005
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	JK Acquisition Corp. Amendment No. 7 to Registration Statement on Form S-1 Registration Statement No. 333-125211
Dear Mr. Reynolds:
     JK Acquisition Corp. (the “Company”) has previously filed with the Commission an Amendment No. 7 to the above referenced Registration Statement (the “Registration Statement”). The changes reflected in Amendment No. 7 were intended to respond to the comments set forth in (i) your letter dated September 19, 2005 (the “Comment Letter”) and (ii) the Key Hospitality Acquisition Corporation letter, dated October 12, 2005, from the SEC to Kenneth R. Koch (the “No-Action Response Letter”). The changes made in response to the Comment Letter and No-Action Response Letter are discussed below. The numbered paragraph below corresponds to the numbered comment in the Comment Letter. Within our response, page references are to the pages in the Prospectus included in the Registration Statement filed with the Commission on November 2, 2005.
2.	Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained discussed in your principal stockholders section.

RESPONSE: We have revised the Registration Statement, including Exhibit 10.11 (the Warrant Purchase Agreement) to represent that:
(a)	Other than the bid represented by the Warrant Purchase Agreement, no warrant bids or purchases pursuant to the Warrant Purchase Agreement will occur until 60 calendar days following the end of the restricted period for the unit distribution;

Division of Corporation Finance
Attn: John Reynolds
November 16, 2005

(b)	Ferris, Baker Watts, Incorporated shall keep, and produce promptly upon request a daily time-sequenced schedule of all warrant purchases made pursuant to this agreement, on a transaction-by-transaction basis, including (i) size, time of execution, price of purchase; and (ii) the exchange, quotation system, or other facility through which the warrant purchase occurred; and

(c)	The warrant purchases will be made pursuant to a pre-established agreement in accordance with the guidelines of Rule 10b5-1 under the Securities Exchange Act.
Moreover, upon the request of the Securities and Exchange Commission — Division of Market Regulation, the Company and Ferris, Baker Watts, Incorporated shall transmit a daily time-sequenced schedule of all warrant purchases made pursuant to this agreement, on a transaction-by-transaction basis, including (i) size, time of execution, price of purchase; and (ii) the exchange, quotation system, or other facility through which the warrant purchase occurred to the Division of Market Regulation at its headquarters in Washington, DC within 30 days of its request. And representatives of the Company and Ferris, Baker Watts, Incorporated shall be made available (in person at the offices of the Division of Market Regulation in Washington, DC or by telephone) to respond to inquiries by the Division of Market Regulation regarding any such warrant purchases.
We believe that these revisions, as marked in Exhibit 10.11 and on pages 12, 14 and 40 of the Prospectus, demonstrate our compliance with the guidelines and conditions set forth in the No-Action Response Letter that the Division of Market Regulation provided to us.
If you have any questions regarding this request, please do not hesitate to contact me at (214) 758-6621 or Fred Stovall at (214) 758-1515.
Very truly yours,
/s/ Thad A. Schaefer
Thad A. Schaefer, Esq.

cc:	Fred S. Stovall, Esq. Elizabeth Marino, Special Counsel, Division of Market Regulation (via electronic mail) Duc Dang, Division of Corporation Finance (via electronic mail)